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June 19, 2002

Securities and Exchange Commission
Division of Investment Management
Office of Public Utility Regulations
450 5th Street, NW
Washington, DC 20549

RE: KeySpan Corporation - File No. 70-10048

Ladies & Gentlemen:

         By this letter, KeySpan Corporation and KeySpan New England, LLC, formerly known as Eastern Enterprises (the “Applicants”) notify the Commission that the Post-Effective Amendment filed by the Applicants on January 31, 2002 in File No. 70-10048, is hereby withdrawn. The filing was inadvertently made in this file number due to EDGAR technical problems and should have been filed in File No. 70-9641; Applicants are refiling the Post-Effective Amendment in File No. 70-9641, with modifications made pursuant to Commission staff comments, on even date herewith.

         Thank you for your consideration of this matter.

                                      Sincerely,

                                      Laura V. Szabo
                                      Counsel to KeySpan Corporation and
                                      KeySpan New England, LLC